File No. 812-15394

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

Invesco Dynamic Credit Opportunity Fund
Invesco Senior Income Trust
Invesco Advisers, Inc.
1555 Peachtree Street, N.E.
Atlanta, GA  30309

Invesco Senior Secured Management, Inc.
225 Liberty Street
New York, NY  10281

Invesco Direct Lending (L) II Holdco, L.P.
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Private Credit Opportunities, Holdco, LLC
225 Liberty Street
New York, NY  10281

All Communications, Notices and Orders to:

Michael W. Mundt, Esq.
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com
(215) 564-8173, MDiClemente@stradley.com

Copies to:

Melanie Ringold, Esq.
Head of Legal, Americas
Invesco Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX  77046
February 16, 2023

I. INTRODUCTION
A.     Summary of Requested Relief
In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Invesco Advisers, Inc., et al. (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”)2. In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B.     Applicants
•	Regulated Funds

o
Invesco Dynamic Credit Opportunity Fund (“Fund”), a Delaware statutory trust which is an externally managed, closed end, diversified management investment company registered under the 1940 Act that operates as an interval fund under Rule 23c-3 under the 1940 Act. The investment adviser to the Fund is IAI (as defined below), and ISSM (as defined below) serves as the sub-adviser to the Fund;

o
Invesco Senior Income Trust (“Trust”), a Delaware statutory trust structured as an externally managed, diversified closed-end management investment company registered under the 1940 Act (the Trust together with the Fund, the “Existing Regulated Funds,” each of which qualifies as a Regulated Fund under the Prior Order).  The investment adviser to the Trust is IAI, and ISSM serves as the sub-adviser to the Trust.

•	Advisers

o
Invesco Advisers, Inc. (“IAI”), a Delaware corporation that serves as the investment adviser to the Existing Regulated Funds and expects to serve as investment adviser or sub-adviser to Future Regulated Funds and/or Affiliated Funds, on behalf of itself and its successors[3]. IAI is an investment adviser registered under the Investment Advisers Act of 1940, as amended;

o
Invesco Senior Secured Management, Inc. (“ISSM”), a Delaware corporation that serves as the sub-adviser to the Existing Regulated Funds and expects to serve as investment adviser or sub-adviser to Future Regulated Funds and Affiliated Funds (together with IAI, the “Existing Advisers”), on behalf of itself and its successors.  ISSM is an investment adviser registered under the Investment Advisers Act of 1940, as amended.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]
Certain of the Applicants previously submitted an application with the Commission (File No. 812-15061), as amended and restated and filed with the Commission on August 23, 2019, December 20, 2019, and February 28, 2020 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. IC-33844 dated April 21, 2020 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. IC-33870 dated May 19, 2020. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.

[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

•
Certain existing Affiliated Funds (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds and the Existing Advisers, the “Applicants”).  ISSM is the investment adviser to each of the Existing Affiliated Funds.

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II. APPLICANTS’ PROPOSAL
A.     Requested Amendment
Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B.     Need for Relief
Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.

C.     Precedent
Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 20204.

III. STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested”, of the Prior Application.

[4]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

IV. REPRESENTATIONS AND CONDITIONS
Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:
“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer5.
V. PROCEDURAL MATTERS
A.    Communications
Please address all communications concerning this Application and the Notice and Order to:

Michael W. Mundt, Esq.
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com
(215) 564-8173, MDiClemente@stradley.com

Please address a copy of any communications, concerning this Application, the Notice and Order to:

Melanie Ringold, Esq.
Head of Legal, Americas
Invesco Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX  77046
Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

[5]	Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

B.    Authorization
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of February 16, 2023.

Invesco Dynamic Credit Opportunity Fund

By:	/s/ Melanie Ringold
Melanie Ringold
Senior Vice President

Invesco Senior Income Trust

By:	/s/ Melanie Ringold
Melanie Ringold
Senior Vice President

Invesco Advisers, Inc.

By:	/s/ Melanie Ringold
Melanie Ringold
Senior Vice President

Invesco Senior Secured Management, Inc.

By:	/s/ Scott Baskind
Scott Baskind
President

Invesco Direct Lending (L) II Holdco, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner
By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
Scott Baskind
President

Invesco Direct Lending (UL) II Holdco, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner
By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
Scott Baskind
President

Invesco Private Credit Opportunities, Holdco, LLC

By:	Invesco Private Credit Opportunities Master Fund L.P.
as Managing Member
By:	Invesco Private Credit Opportunities Associates, L.P.
as General Partner
By:	Invesco Credit Partners Associates II GP, LLC
as General Partner
By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
Scott Baskind
President

Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of February 16, 2023 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Invesco Dynamic Credit Opportunity Fund

By:	/s/ Melanie Ringold
Melanie Ringold
Senior Vice President

Invesco Senior Income Trust

By:	/s/ Melanie Ringold
Melanie Ringold
Senior Vice President

Invesco Advisers, Inc.

By:	/s/ Melanie Ringold
Melanie Ringold
Senior Vice President

Invesco Senior Secured Management, Inc.

By:	/s/ Scott Baskind
Scott Baskind
President

Invesco Direct Lending (L) II Holdco, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner
By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
Scott Baskind
President

Invesco Direct Lending (UL) II Holdco, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner
By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
Scott Baskind
President

Invesco Private Credit Opportunities, Holdco, LLC

By:	Invesco Private Credit Opportunities Master Fund L.P.
as Managing Member
By:	Invesco Private Credit Opportunities Associates, L.P.
as General Partner
By:	Invesco Credit Partners Associates II GP, LLC
as General Partner
By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
Scott Baskind
President

Exhibit B

Resolutions of the Board of Trustees of Invesco Dynamic Credit Opportunity Fund and
Invesco Senior Income Trust

WHEREAS, the Board of Trustees of each of Invesco Dynamic Credit Opportunity Fund and Invesco Senior Income Trust (each, a “Fund” and together, the “Funds”) has considered the Amendment to the Co-Investment Application (the “Amendment”), a copy of which was provided in the materials for this meeting, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-l under the Act.
NOW, THEREFORE, BE IT RESOLVED, that the officers of each Fund (“Officers”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Amendment, in substantially the form provided to the Board at this meeting;
FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of each Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Amendment and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;
FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of each Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of each Fund; and
FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an Officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Schedule A
Invesco Direct Lending (L) II Holdco, L.P.
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Private Credit Opportunities, Holdco, LLC